SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)1

WisdomTree, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

97717P104

(CUSIP Number)

GRAHAM TUCKWELL

ETFS Capital Limited

Ordnance House, 31 Pier Road

St. Helier, Jersey JE2 4XW

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

ETFS Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2% (2)
14	TYPE OF REPORTING PERSON

OO

(1) Excludes Shares (as defined in Item 1 of the Schedule 13D) issuable upon conversion of 14,750 shares of Series A Preferred Stock (as defined in Item 3 of the Schedule 13D).

(2) Based upon 149,304,625 Shares outstanding, as of February 15, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2023.

CUSIP No. 97717P104

1	NAME OF REPORTING PERSON

GRAHAM TUCKWELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		15,250,000 (1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

15,250,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,250,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.2% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Excludes Shares issuable upon conversion of 14,750 shares of Series A Preferred Stock.

(2) Based upon 149,304,625 Shares outstanding, as of February 15, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2023.

CUSIP No. 97717P104

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No.6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 12, 2023, ETFS delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of three highly qualified director candidates, as evidenced by their biographies below, consisting of Bruce E. Aust, Tonia Pankopf and Graham Tuckwell (collectively, the “Nominees”), for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2023 annual meeting of stockholders (the “Annual Meeting”).

On April 12, 2023, the Reporting Persons issued a press release and public letter to the Board notifying the Board of the nomination of the Nominees for election at the Annual Meeting and describing the Reporting Persons’ views concerning the need for further change on the Board and the opportunity for value creation at the Issuer. The full text of the press release and public letter are attached hereto as Exhibit 99.1 and incorporated herein by reference.

Mr. Aust, age 59, currently serves as a strategic advisor to the Anthemis Group, a venture capital firm, since February 2021, and a strategic advisor to 150Bond, an advisory firm to C-level executives, since March 2020. Previously, Mr. Aust served in various executive roles at Nasdaq, Inc., a global technology company serving the capital markets and other industries, including serving as Vice Chairman from 2015 to December 2019 and as Executive Vice President of Global Listings from 2003 to 2014. Earlier in his career, Mr. Aust served in several roles within the retail brokerage unit of Fidelity Investments, a multinational financial services corporation, including as Vice President. Mr. Aust currently serves as a member of the board of directors of Anthemis Digital Acquisitions I Corp., a publicly traded special purpose acquisition corporation, since January 2022, and as Chairman of the board of directors of AEGIS Swap Execution Facility, LLC, a marketplace for commodities brokers, financial counterparties and commercial end-users to negotiate and execute swaps, since September 2021. Mr. Aust also serves as a member of the Advisory Board of Ridgeway Partners, LLC, a global advisory firm specializing in executive search, board appointments and succession planning, since April 2021. He previously served as President of the Nasdaq Entrepreneurial Center, a non-profit organization designed to engage emerging entrepreneurs. Mr. Aust earned a B.S. in Business Administration from the University of Southern Mississippi.

Tonia Pankopf, age 55, currently serves as Managing Partner of Pareto Advisors, LLC, an investment, financial and strategic advisory firm, since 2005. Ms. Pankopf also currently serves on the board of directors as a member of the Valuation, Audit and Nominating and Corporate Governance Committees, of 180 Degree Capital Corp., a registered closed-end investment management company, since August 2020. Previously, Ms. Pankopf served on the board of directors, as well as serving as Audit Chair and as a member of the Nominating and Corporate Governance and CEO Search Committees, of Landec Corporation (n/k/a Lifecore Biomedical, Inc.), a fully integrated contract development and manufacturing organization in the pharmaceutical industry, from November 2012 to November 2022. From 2003 to 2017, Ms. Pankopf served on the board of directors of Oxford Square Capital Corporation (formerly TICC Capital Corporation), a registered closed-end investment management company. Earlier in her career, Ms. Pankopf held Vice President and Senior Equity Analyst positions at Goldman Sachs & Co., a global investment bank, and Merrill Lynch & Co., a global investment bank. Ms. Pankopf’s experience also includes hedge fund portfolio management at P.A.W. Capital Partners, an investment advisory firm, and Palladio Capital Management, an investment advisory firm. Ms. Pankopf previously served on the Board of the University System of Maryland Foundation, from 2006 to 2012. Ms. Pankopf is a Governance Fellow and member of the National Association of Corporate Directors. She is also a qualified financial expert. Ms. Pankopf received a Bachelor of Arts summa cum laude from the University of Maryland and a Master of Science degree from the London School of Economics.

CUSIP No. 97717P104

Graham Tuckwell AO, age 66, is the Founder and Executive Chairman of ETFS Capital Limited (f/k/a ETF Securities Limited), a strategic investment company focused on growth opportunities across the ETF ecosystem. Mr. Tuckwell founded ETF Securities Limited in 2004 and it became one of the leading issuers of Exchange Traded Products in Europe. In 2018 the European and US businesses were sold but the Australian business was retained, and under his guidance, as Executive Chairman of ETF Securities Australia, assets under management increased by more than 400%. Mr. Tuckwell is credited with creating the world’s first gold ETF when he launched GOLD on the Australian Stock Exchange in 2003. Later that year, he launched a similar product, GBS, on the London Stock Exchange in partnership with the World Gold Council. Prior to working in the ETF industry, Mr. Tuckwell worked in corporate advisory and investment banking for 20 years in Australia and London, and before then, he worked as an economist in the Department of Prime Minister and Cabinet in Canberra. He holds a Bachelor of Economics (Honours) degree and a Bachelor of Laws degree from the Australian National University. In 2015 he was awarded an honorary Doctorate degree from the Australia National University, in 2016 he received the ETF.com Lifetime Achievement Award for Europe, and in the 2022 Australia Day Honours List he was appointed an Officer of the Order of Australia for “distinguished service to the community through philanthropic support of educational scholarships, and to business.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 12, 2023, ETFS and each of the Nominees (collectively, the “Group”) entered into a Joint Filing and Solicitation Agreement (the “JFSA”) in which, among other things, they agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, if applicable, (b) to form the Group to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by the Group, to the Board at the Annual Meeting (the “Solicitation”) and take such other actions as the parties deem advisable, (c) to provide notice to the Group’s legal counsel no later than four (4) hours after each such transaction of (i) any of their purchases or sales of securities of the Issuer or (ii) any securities of the Issuer over which they acquire or dispose of beneficial ownership; provided, however, that each party agrees not to purchase or sell securities of the Issuer or otherwise increase or decrease its economic exposure to or beneficial ownership over the securities of the Issuer if it reasonably believes that, as a result of such action, the Group or any member thereof would be likely to be required to make any regulatory filing (including, but not limited to, a Schedule 13D amendment, Form 3 or Form 4) with the SEC without using its reasonable efforts to give the other members of the Group who will be a party to such filing at least twelve (12) hours prior written notice, (d) that each Nominee would provide ETFS and Mr. Tuckwell with advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Issuer which he has, or would have, direct or indirect beneficial ownership, so that ETFS and Mr. Tuckwell has an opportunity to review the potential implications of any such transaction and such Nominees agreed that they shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Issuer without the prior written consent of ETFS and Mr. Tuckwell, and (e) that ETFS and Mr. Tuckwell agreed to bear all pre-approved expenses (including fees of outside legal counsel, but excluding obligations under the Indemnification Agreements, which are governed by the terms thereof) incurred in connection with the Group’s activities; provided, however, that any such reimbursement shall not exceed $7,500 in the aggregate for each Nominee (plus any applicable VAT/GST or sales tax). A form of the JFSA is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP No. 97717P104

ETFS has entered into letter agreements with each of the Nominees, other than Mr. Tuckwell, (the “Indemnification Agreements”), pursuant to which ETFS has agreed to indemnify such Nominees against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against such Nominee(s) in their capacity as a director of the Issuer, if so elected. A form of the Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of the Nominees, other than Mr. Tuckwell, has granted Martyn James and Mr. Tuckwell a power of attorney to execute certain SEC filings in connection with the Solicitation. A form of the Power of Attorney is attached hereto as Exhibit 99.4 and is incorporated herein by reference. Mr. Tuckwell has granted a power of attorney to Martyn James and Mark Weeks to execute certain SEC filings in connection with the Solicitation, which is attached hereto as Exhibit 99.5 and incorporated herein by reference.

ETFS has entered into compensation letter agreements with each of the Nominees, other than Mr. Tuckwell, (the “Compensation Agreements”) pursuant to which it has agreed to pay such Nominees: (i) $50,000 in cash upon the provision by such Nominee of executed nominee documents and other information requested by ETFS or its representatives in connection with such Nominee’s nomination and (ii) $50,000 in cash upon the earlier to occur of (a) the filing of a definitive proxy statement by ETFS with the SEC relating to a solicitation of proxies in favor of such Nominee’s election as a director of the Issuer at the Annual Meeting or (b) ETFS and its affiliates entering into an agreement with the Issuer with respect to such Nominee’s election or appointment to the Board; provided, however, that, at ETFS’s sole discretion, the payment provided for under clause (ii) above may be made at any time prior to the events in either (a) or (b) occurring. The Compensation Agreements terminate on the earliest to occur of (i) the Issuer’s appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer (x) in furtherance of such Nominee’s nomination or appointment as a director of the Issuer or (y) with respect to the composition of the Board, (iii) ETFS’s withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting. A form of the Compensation Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release and Public Letter, dated April 12, 2023.

99.2	Joint Filing and Solicitation Agreement, dated April 12, 2023.

99.3	Form of Indemnification Agreement.

99.4	Form of Power of Attorney.

99.5	Graham Tuckwell, Power of Attorney, dated April 12, 2023.

99.6	Form of Compensation Agreement.

CUSIP No. 97717P104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2023

ETFS Capital Limited

By:	/s/ Graham Tuckwell
	Name:	Graham Tuckwell
	Title:	Chairman

/s/ Graham Tuckwell
Graham Tuckwell